Exhibit 99.1

TEEKAY CORPORATION REPORTS

FOURTH QUARTER AND ANNUAL 2015 RESULTS

Highlights

•

Generated consolidated cash flow from vessel operations of $401.4 million and $1.4 billion in the fourth quarter and fiscal year 2015, respectively, increases of 30 percent and 35 percent from the same periods of the prior year.

•

Generated adjusted net income attributable to shareholders of $29.8 million, or $0.41 per share, and $68.1 million, or $0.94 per share, in the fourth quarter and fiscal year 2015, respectively, compared to $30.7 million, or $0.42 per share, and $1.5 million, or $0.02 per share, in the same periods of the prior year.

•	Declared fourth quarter 2015 cash dividend of $0.055 per share.

Hamilton, Bermuda, February 18, 2016 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported financial and operating results for the fourth quarter and fiscal year 2015. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company are referred to in this release as Teekay Parent. Please refer to the fourth quarter and fiscal year 2015 earnings releases of Teekay LNG, Teekay Offshore and Teekay Tankers, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

Summary Financial Information

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share amounts)	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014
TEEKAY CORPORATION CONSOLIDATED

Revenues	700,106	611,617	544,989	2,450,382	1,993,920
Cash Flow from Vessel Operations (CFVO) (1)	401,396	341,342	308,228	1,415,794	1,049,202
Adjusted Net Income (1)	29,808	2,833	30,670	68,077	1,473
Adjusted Net Income per share (1)	0.41	0.04	0.42	0.94	0.02
GAAP Net Income (Loss)	38,238	(12,235)	(13,656)	82,151	(54,757)
GAAP Net Income (Loss) per share	0.53	(0.17)	(0.19)	1.13	(0.76)
TEEKAY PARENT
Teekay Parent GPCO Cash Flow (1)	8,871	53,797	41,491	142,197	159,153
Teekay Parent OPCO Cash Flow (1)	58	6,029	3,530	7,544	(73,148)
Total Teekay Parent Free Cash Flow (1)	8,929	59,826	45,021	149,741	86,005
Total Teekay Parent Free Cash Flow per share (1)	0.12	0.82	0.62	2.05	1.20
Declared Dividend per share	0.055	0.55	0.31625	1.471	1.265

(1)

These are non-GAAP measures. Please refer to “Definitions and Non-GAAP Measures” on Page 6 and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). Please refer to Page 8 for a summary of Teekay Parent Free Cash Flow.

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Teekay Corporation  Investor Relations Tel: +1 604 844-6654  www.teekay.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“Despite the challenging macro energy environment affecting our customers, the Teekay Group generated strong cash flow growth during the fourth quarter and fiscal year of 2015 and recorded the highest fiscal year adjusted earnings since 2008, highlighting our diversified business model and our integral role in our customers’ oil and gas production logistics chains,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “The strong cash flow growth and earnings were driven mainly by the delivery and acquisition of various growth projects during 2015, including our largest FPSO project to date, the Knarr FPSO, tanker fleet growth and the highest spot tanker rates in seven years.”

Mr. Evensen added “Teekay Offshore and Teekay LNG continue to operate with high fleet utilization, generating stable cash flows supported by large portfolios of fee-based contracts with high quality counterparties, while Teekay Tankers recorded one of its strongest years ever and implemented a new variable dividend policy.”

“The decision in December to temporarily reduce Teekay Corporation’s dividend was a direct result of temporary cash distribution reductions by our two MLPs, Teekay Offshore and Teekay LNG. It was a difficult decision and was caused by the inability of both MLPs to access competitively priced capital in the current negative capital market environment and was not caused by a shortfall in the cash flows of our operating businesses,” Mr. Evensen continued. “We believe the reductions are in the best interests of long-term investors as the reallocation of a significant portion of our internally generated cash flows will be used to fund our profitable growth projects scheduled to deliver over the next several years and which we expect will result in higher available distributable cash flow per unitholder at each MLP.”

“Looking ahead to 2016, despite the anticipated redelivery of Teekay Offshore’s Varg FPSO after operating on the Varg field for almost 18 years, the Teekay Group’s operating cash flows are expected to remain relatively strong supported by high fleet utilization, the delivery of various growth projects in 2016 and the continued strength in the conventional tanker market. In addition, we are focusing on project execution, operational efficiencies and securing required financings for our two MLPs.”

Business Outlook for 2016 and 2017

The Company plans to host a conference call on Thursday, February 18, at 2:00 p.m. (ET) to discuss the results contained in this news release as well as its business outlook, which includes additional forecasted cash flows for the Company’s two master limited partnerships for 2016 and 2017. A copy of the Fourth Quarter 2015 Earnings and Business Outlook Presentation, which will be discussed during this conference call, is available at www.teekay.com.

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Summary of Results

Teekay Corporation Consolidated

The Company’s consolidated cash flow from vessel operations (CFVO) increased to $401.4 million for the quarter ended December 31, 2015, compared to $308.2 million for the same period of the prior year, primarily due to higher cash flows from Teekay Offshore related to the charter contract commencements for the Petrojarl Knarr (Knarr) FPSO unit and the Arendal Spirit Unit for Maintenance and Safety (UMS), the acquisition of six long-distance towing and offshore installation vessels in 2015 and a production bonus recorded in the fourth quarter of 2015 relating to the Voyageur Spirit FPSO unit. In addition, cash flows from Teekay Tankers increased as a result of its acquisition of 17 modern conventional tankers in 2015, the expansion of its chartered-in tanker portfolio in 2014 and 2015, and higher spot tanker rates.

The Company’s consolidated adjusted net income attributable to shareholders decreased slightly to $29.8 million, or $0.41 per share, during the quarter ended December 31, 2015, compared to $30.7 million, or $0.42 per share, for the same period of the prior year.

On a GAAP basis, the Company’s consolidated net income was $38.2 million, or $0.53 per share, for the quarter ended December 31, 2015, compared to net loss of $13.7 million, or $0.19 per share, for the same period of the prior year.

Teekay Parent

Teekay Parent GPCO Cash Flow, which includes distributions and dividends received by Teekay Parent from Teekay’s publicly-listed subsidiaries in the following quarter less Teekay Parent’s corporate general and administrative expenses was $8.9 million for the quarter ended December 31, 2015, compared to $41.5 million for the same period of the prior year. The distributions and dividends received from Teekay’s publicly-listed subsidiaries for the quarter ended December 31, 2015 decreased to $13.0 million, compared to $45.3 million for the same period of the prior year, primarily due to the reductions in quarterly general partner and limited partner cash distributions received from Teekay Offshore and Teekay LNG as a result of the temporary reduction in cash distributions on Teekay Offshore’s and Teekay LNG’s common units, partially offset by an increase in cash dividends received from Teekay Tankers as a result of the implementation of its new variable dividend policy whereby Teekay Tankers intends to pay out 30 to 50 percent of its quarterly adjusted net income. For the fourth quarter of 2015, Teekay Tankers declared and paid a dividend of $0.12 per share, an increase of 300 percent from the previous quarter.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and drydock expenditures, decreased to approximately breakeven for the quarter ended December 31, 2015, from $3.5 million for the same period of the prior year. The decrease is primarily due to the timing of drydocking expenditures for the Shoshone Spirit Very Large Crude Carrier (VLCC) and two chartered-in shuttle tankers, the Petronordic and Petroatlantic, and lower annual incentive-based revenues recognized as a result of lower oil prices relating to the Hummingbird Spirit and Foinaven floating production, storage and offloading (FPSO) units, partially offset by lower operating costs as a result of the sale of the Petrojarl I FPSO unit to Teekay Offshore in December 2014.

Total Teekay Parent Free Cash Flow, which is the total of GPCO and OPCO cash flows, was $8.9 million during the fourth quarter of 2015, compared to $45.0 million for the same period of the prior year. Please refer to Page 8 of this release for additional information about Teekay Parent Free Cash Flow.

On January 20, 2016, the Company declared a cash dividend on its common stock of $0.055 per share for the quarter ended December 31, 2015. The cash dividend is payable on February 18, 2016 to all shareholders of record on February 5, 2016.

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Summary Results of Daughter Entities

Teekay Offshore Partners

Teekay Offshore’s distributable cash flow(1) increased during the quarter ended December 31, 2015 compared to the same period of the prior year, primarily due to the acquisition of the Knarr FPSO unit in July 2015, the acquisition of six long-distance towing and offshore installation vessels during the first seven months of 2015, the commencement of the Arendal Spirit UMS charter contract in early-June 2015 and the Voyageur Spirit FPSO unit’s production bonus recorded in the fourth quarter of 2015. These increases were partially offset by the expiration of two shuttle tanker contracts in the second quarter of 2015 and the sale of two conventional tankers in the fourth quarter of 2015. Please refer to Teekay Offshore’s fourth quarter and fiscal year 2015 earnings release for additional information on the financial results for this entity.

Teekay LNG Partners

Teekay LNG’s distributable cash flow(1) decreased during the quarter ended December 31, 2015 compared to the same period of the prior year, primarily due to the termination of the charter contract for Teekay LNG’s 52 percent-owned Magellan Spirit liquefied natural gas (LNG) carrier in March 2015 (which termination Teekay LNG’s joint venture with Marubeni Corporation is currently disputing), the scheduled expiration of the charter contract for Teekay LNG’s 52 percent-owned Methane Spirit LNG carrier in March 2015, and lower capitalized distributions relating to equity financing of newbuildings as a result of the temporary reduction in cash distributions on its common units. These decreases were partially offset by the lower interest expense resulting from the December 2014 termination of capital leases for, and the subsequent refinancing of, three 70 percent-owned LNG carriers (the RasGas II LNG Carriers), higher cash flows from Teekay LNG’s Exmar LPG BVBA joint venture and higher revenue from the Teide Spirit Suezmax tanker. Please refer to Teekay LNG’s fourth quarter and fiscal year 2015 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers’ free cash flow(2) increased during the quarter ended December 31, 2015 compared to the same period of the prior year, primarily due to higher average spot tanker rates earned and an increase in fleet size related to the acquisition of 17 modern conventional tankers in 2015 and expansion of its chartered-in tanker portfolio in 2014 and 2015. Please refer to Teekay Tankers’ fourth quarter and fiscal year 2015 earnings release for additional information on the financial results for this entity.

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of Teekay Offshore, Teekay LNG and other master limited partnerships. Please see Appendix B to each of Teekay Offshore’s and Teekay LNG’s fourth quarter and fiscal year 2015 earnings releases for reconciliations of Teekay Offshore’s and Teekay LNG’s distributable cash flows to the most directly comparable financial measures under GAAP.

(2)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, net income attributable to the Entities under Common Control and other non-cash items. Please see Appendix B to Teekay Tankers’ fourth quarter and fiscal year 2015 earnings release for a reconciliation of free cash flow (a non-GAAP measure) to the most directly comparable financial measure under GAAP.

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Recent Transactions

Teekay Parent

During the fourth quarter of 2015, Teekay Parent secured a 12 month charter-out contract for the Shoshone Spirit VLCC at $49,000 per day, which expires in December 2016.

Teekay Offshore

Teekay Offshore completed the sale of two conventional tankers and has entered into an agreement to sell its remaining two conventional tankers for aggregate sales proceeds of approximately $130 million. The first two conventional tankers, the SPT Explorer and Navigator Spirit, were sold to Teekay Tankers in mid-December 2015 and the two remaining conventional tankers, the Kilimanjaro Spirit and Fuji Spirit, are expected to be delivered to a third party in March 2016. After repaying existing debt secured by these assets and the novation of an existing $50 million revolving credit facility to Teekay Tankers, these transactions are expected to add approximately $60 million to Teekay Offshore’s liquidity position.

In November 2015, Teekay Offshore received a termination notice for the Petrojarl Varg (Varg) FPSO charter contract from the charterer Repsol S.A. (Repsol), formerly Talisman Energy, based on a termination right that is specific to the Varg FPSO contract. Following discussions with the charterer, Teekay Offshore currently expects the Varg FPSO to be redelivered to Teekay Offshore in August 2016. Teekay Offshore is currently pursuing various redeployment opportunities for the Varg FPSO, a unit which meets the strict Norwegian petroleum industry (NORSOK) standards.

Teekay LNG

In December 2015, a joint venture consisting of Teekay LNG, Samsung C&T (Samsung) and Gulf Investment Corporation (GIC) finalized a 20-year contract with the Government of the Kingdom of Bahrain to develop an LNG receiving and regasification terminal in Bahrain for start-up in mid-2018. The project will include a floating storage unit (FSU), an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility and an onshore nitrogen production facility. The project is expected to have a capacity of 800 million standard cubic feet per day and will be owned and operated through a new joint venture owned by National Oil & Gas Authority (30%), Teekay LNG (30%), Samsung (20%) and GIC (20%). Teekay LNG will provide the project with the FSU, modifying one of its previously unchartered MEGI LNG carrier newbuildings, under a 20-year charter contract to the joint venture. The project, not including the FSU to be time chartered from Teekay LNG, project management and development, financing and other costs, is expected to cost the joint venture approximately $655 million, which is expected to be funded through a combination of equity capital and project finance through a consortium of regional and international banks.

During the fourth quarter of 2015, Teekay LNG’s first MEGI LNG carrier newbuilding completed sea trials with the second vessel scheduled to commence sea trials late in the first quarter of 2016. These vessels will commence their respective five-year fee-based charter contracts with Cheniere Energy in March and the third quarter of 2016, respectively, and are expected to earn total annual cash flow from vessel operations and distributable cash flow of $50 million and $30 million. In early-February 2016, Teekay LNG secured a 10-year, $360 million long-term lease facility to finance these two LNG carriers.

Teekay LNG owns two 52 percent-owned LNG carriers, the Marib Spirit and Arwa Spirit, through its joint venture with Marubeni Corporation that are currently on long-term charters expiring in 2029 to the Yemen LNG project (YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close the LNG plant in 2015. As a result of a possible extended plant closing, Teekay LNG’s joint venture agreed to a temporary deferral of a significant portion of the charter payments for the two LNG carriers during 2016. Upon future resumption of the LNG plant in Yemen, it is expected that YLNG will repay the deferred amounts in full over a period of time to be agreed upon.

In February 2016, Teekay LNG’s Exmar LPG joint venture took delivery of the sixth of its 12 LPG carrier newbuildings, which will commence a five-year charter with Statoil ASA.

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Teekay Tankers

During the fourth quarter of 2015, Teekay Tankers built on its recent ship-to-ship transfer acquisition of SPT Inc. and expanded its U.S. Gulf presence through the acquisition and chartering-in of three purpose-built Lightering Aframax tankers. On December 18, 2015, Teekay Tankers acquired two Lightering Aframax tankers, the SPT Explorer and Navigator Spirit, from Teekay Offshore for an aggregate purchase price of $80 million and chartered-in the third Lightering Aframax tanker for a firm contract period of five years, which is scheduled to deliver between February and March 2016.

In January 2016, Teekay Tankers completed a new five-year $900 million long-term debt facility, which was 1.4 times oversubscribed. The new facility includes term loan and revolving credit facility components which were used to refinance 36 of Teekay Tankers’ existing vessels, including 17 vessels acquired during 2015 that were secured by Teekay Tankers’ two bridge loan facilities that matured in early-2016, and Teekay Tankers’ main corporate revolving credit facility which would have otherwise expired in 2017. This new facility extends Teekay Tankers’ debt maturity profile and provides financial flexibility in the future.

Liquidity

As at December 31, 2015, Teekay Parent had total liquidity of $234.5 million (consisting of $221.0 million of cash and cash equivalents and $13.5 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $860.7 million (consisting of $678.4 million of cash and cash equivalents and $182.3 million of undrawn revolving credit facilities).

Definitions and Non-GAAP Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net Income Attributable to Shareholders, Teekay Parent Free Cash Flow, and Net Interest Expense, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance.

Teekay Parent Financial Measures

Teekay Parent Free Cash Flow represents the sum of (a) distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and drydock expenditures in the respective period (collectively, Teekay Parent OPCO Cash Flow). Net interest expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Page 8 and Appendices B, C and D of this release for further details and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

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Consolidated Financial Measures

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices C and D of this release for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Adjusted net income attributable to shareholders excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Conference Call

The Company plans to host a conference call on Thursday, February 18, 2016 at 2:00 p.m. (ET) to discuss its results for the fourth quarter and fiscal year 2015 as well as its business outlook. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 499-4035 or (416) 204-9269, if outside North America, and quoting conference ID code 6610943.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, March 3, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 6610943.

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of over $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 7,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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Teekay Parent Free Cash Flow

(in thousands of U.S. dollars, except share and per share data)

(unaudited)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2015	2015	2015	2015	2014	2014	2014	2014
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions to
Teekay Parent (1)
Limited Partner interests (2)
Teekay LNG	3,529	17,646	17,646	17,646	17,646	17,439	17,439	17,439
Teekay Offshore	4,203	21,399	12,819	12,819	12,819	12,819	12,819	12,819
GP interests
Teekay LNG	227	8,761	8,684	8,653	8,650	7,883	7,883	7,568
Teekay Offshore	240	8,407	5,264	5,264	5,262	4,880	4,880	4,868
Other Dividends
Teekay Tankers (2)(3)	4,846	1,212	881	881	881	756	629	629

Total Daughter Entity Distributions	13,045	57,425	45,294	45,263	45,258	43,777	43,650	43,323
Less:
Corporate general and administrative expenses	(4,174)	(3,628)	(4,139)	(6,889)	(3,767)	(4,068)	(3,362)	(5,658)

Total Parent GPCO Cash Flow	8,871	53,797	41,155	38,374	41,491	39,709	40,288	37,665

TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from vessel operations (4)
Owned Conventional Tankers	2,418	2,422	4,628	4,291	1,549	277	855	4,490
In-Chartered Conventional Tankers	(561)	(1,385)	(1,501)	(2,476)	(5,067)	(4,441)	(4,818)	(2,819)
FPSOs	15,373	(4,071)	31,698	7,487	18,077	(10,027)	(25,700)	(13,906)
Other (5)(6)	3,605	22,765	2,326	1,381	7,679	5,021	9,748	12,408

Total (7)	20,835	19,731	37,151	10,683	22,238	(9,170)	(19,915)	173
Less:
Net interest expense (8)	(15,708)	(13,656)	(28,635)	(17,534)	(15,056)	(13,000)	(15,015)	(16,151)
Dry docking expenditures	(5,069)	(46)	(208)	—	(3,652)	(2,673)	(378)	(549)

Teekay Parent OPCO Cash Flow	58	6,029	8,308	(6,851)	3,530	(24,843)	(35,308)	(16,527)

TOTAL TEEKAY PARENT FREE CASH FLOW	8,929	59,826	49,463	31,523	45,021	14,866	4,980	21,138

Total Teekay Parent Free Cash Flow per share	0.12	0.82	0.68	0.43	0.62	0.21	0.07	0.30

Declared dividend per share	0.055	0.55	0.55	0.31625	0.31625	0.31625	0.31625	0.31625

Coverage Ratio (9)	2.18x	1.49x	1.24x	1.36x	1.96x	0.66x	0.22x	0.95x

Weighted-average number of common shares - Basic	72,708,463	72,706,285	72,697,121	72,549,068	72,498,974	72,393,072	72,036,526	71,328,577

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(1)	Daughter dividends and distributions for each quarter consist of the amount of dividends and distributions received by Teekay Parent in the following quarter.
(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2015	2015	2015	2015
Teekay LNG Partners
Distribution per common unit	$0.1400	$0.7000	$0.7000	$0.7000
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$3,529,158	$17,645,792	$17,645,792	$17,645,792

Teekay Offshore Partners
Distribution per common unit	$0.1100	$0.5600	$0.5384	$0.5384
Common units owned by
Teekay Parent	38,211,772	38,211,772	23,809,468	23,809,468

Total distribution	$4,203,295	$21,398,592	$12,819,018	$12,819,018

Teekay Tankers Ltd.
Dividend per share	$0.12	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (3)	40,387,231	40,387,231	29,364,141	29,364,141

Total dividend	$4,846,468	$1,211,617	$880,924	$880,924

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2014	2014	2014	2014
Teekay LNG Partners
Distribution per common unit	$0.7000	$0.6918	$0.6918	$0.6918
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,645,792	$17,439,084	$17,439,084	$17,439,084

Teekay Offshore Partners
Distribution per common unit	$0.5384	$0.5384	$0.5384	$0.5384
Common units owned by
Teekay Parent	23,809,468	23,809,468	23,809,468	23,809,468

Total distribution	$12,819,018	$12,819,018	$12,819,018	$12,819,018

Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (3)	29,364,141	25,197,475	20,976,530	20,976,530

Total dividend	$880,924	$755,924	$629,296	$629,296

(3)	Includes Class A and Class B shareholdings.
(4)	Please refer to Appendix C for additional financial information on Teekay Parent’s cash flow from vessel operations.
(5)

Includes $1.6 million, $0.7 million, $1.0 million, $0.5 million and $0.8 million for the three months ended December 31, 2015, September 30, 2015, June 30, 2015, December 31, 2014 and September 30, 2014, respectively, relating to 50 percent of the CFVO from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations). Teekay Tankers owns the remaining 50% of the Tanker Operations.

(6)

Includes $3.2 million of fees earned from managing vessel transactions for Tanker Investment Ltd. (TIL) and $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions for the three months ended September 30, 2015.

(7)	Excludes corporate general and administrative expenses relating to GPCO.
(8)

Excludes realized losses on an interest rate swap related to the debt facility secured by the Knarr FPSO unit up to commencement of operations on March 9, 2015 of $3.3 million, $5.3 million and $4.1 million for the three months ended March 31, 2015, December 31, 2014 and September 30, 2014, respectively. Please see Appendix D to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(9)	Coverage ratio is calculated by dividing the Teekay Parent free cash flow per share by the declared dividend per share.

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Teekay Corporation

Summary Consolidated Statements of Income (Loss)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	700,106	611,617	544,989	2,450,382	1,993,920

Voyage expenses	(36,292)	(29,935)	(25,213)	(115,787)	(127,847)
Vessel operating expenses	(244,810)	(213,656)	(200,333)	(844,039)	(809,319)
Time-charter hire expense	(40,267)	(43,021)	(24,315)	(138,548)	(67,219)
Depreciation and amortization	(137,785)	(130,812)	(109,238)	(509,500)	(422,904)
General and administrative expenses	(32,478)	(29,022)	(34,509)	(133,184)	(140,917)
Asset impairments (1)	(55,645)	—	—	(71,641)	(4,759)
Loan loss recoveries (2)	—	—	—	—	2,521
(Loss) gain on sale of vessels and equipment	(177)	—	2,839	1,466	13,509
Restructuring charges	(1,639)	(3,994)	(6,766)	(14,017)	(9,826)

Income from vessel operations	151,013	161,177	147,454	625,132	427,159

Interest expense	(66,285)	(62,450)	(57,334)	(242,469)	(208,529)
Interest income	1,098	2,161	1,465	5,988	6,827
Realized and unrealized gain (loss) on derivative instruments (3)	27,101	(109,667)	(103,304)	(102,200)	(231,675)
Equity income (4)	27,226	14,995	25,417	102,871	128,114
Income tax recovery (expense)	18,974	(2,450)	(1,071)	16,767	(10,173)
Foreign exchange gain (loss)	2,117	(20,218)	(3,126)	(2,195)	13,431
Other - net	1,744	(164)	(6,998)	1,566	(1,152)

Net income (loss)	162,988	(16,616)	2,503	405,460	124,002
Less: Net (income) loss attributable to non-controlling interests	(124,750)	4,381	(16,159)	(323,309)	(178,759)

Net income (loss) attributable to shareholders of Teekay Corporation	38,238	(12,235)	(13,656)	82,151	(54,757)

Income (loss) per common share of Teekay
- Basic	$0.53	($0.17)	($0.19)	$1.13	($0.76)
- Diluted	$0.52	($0.17)	($0.19)	$1.12	($0.76)
Weighted-average number of common shares outstanding
- Basic	72,708,463	72,706,285	72,498,974	72,665,783	72,066,008
- Diluted	72,886,260	72,706,285	72,498,974	73,190,564	72,066,008

(1)

The Company recognized asset impairments of $55.6 million for the three months ended December 31, 2015 relating to the write-downs of two 2000s-built conventional tankers and five 1990s-built shuttle tankers owned by Teekay Offshore to their estimated fair values, using appraised values. The write-down of the two conventional tankers was the result of the expected sale of the vessels and the vessels were classified as held for sale on Teekay Offshore’s consolidated balance sheet as at December 31, 2015. The write-down of the five shuttle tankers, which have an average age of 17.5 years, was the result of changes in Teekay Offshore’s expectations of their future opportunities, primarily due to their advanced age. While Teekay Offshore expects four of the five vessels to continue to actively trade as shuttle tankers over the near-term and the fifth vessel to actively trade in the conventional tanker market, Teekay Offshore anticipates fewer opportunities for alternative usage and increased age discrimination over time. Results for the year ended December 31, 2015 also include the write-down of two 1990s-built shuttle tankers owned by Teekay Offshore. The write-down of one of these shuttle tankers was a result of the expected sale of the vessel and the vessel was classified as held for sale as at December 31, 2015 and the write-down of the second shuttle tanker was a result of a change in the operating plan of the vessel. The Company recognized asset impairments of $4.8 million for the year ended December 31, 2014 related to the impairment of one 1990s-built shuttle tanker owned by Teekay Offshore.

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(2)

The Company recovered $2.5 million during the year ended December 31, 2014 related to a receivable for an FPSO front-end engineering and design study (FEED) completed in 2013, which was previously provided for.

(3)

Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
Realized losses relating to:
Interest rate swaps	(26,084)	(26,858)	(33,072)	(108,036)	(125,424)
Termination of interest rate swap agreements	—	(10,876)	(2,319)	(10,876)	(1,319)
Foreign currency forward contracts	(5,697)	(6,250)	(2,828)	(21,607)	(4,436)

	(31,781)	(43,984)	(38,219)	(140,519)	(131,179)

Unrealized gains (losses) relating to:
Interest rate swaps	58,079	(60,682)	(53,111)	37,723	(86,045)
Foreign currency forward contracts	1,317	(4,792)	(14,154)	(418)	(16,926)
Stock purchase warrants	(514)	(209)	2,180	1,014	2,475

	58,882	(65,683)	(65,085)	38,319	(100,496)

Total realized and unrealized gains (losses) on
non-designated derivative instruments	27,101	(109,667)	(103,304)	(102,200)	(231,675)

(4)

The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
Equity income	27,226	14,995	25,417	102,871	128,114
Proportionate share of unrealized (gains) losses on derivative instruments	(6,465)	13,568	2,082	(5,898)	(1,132)
Dilution gain on share issuance by TIL	—	—	—	—	(4,108)
Other (i)	2,537	(8,700)	—	(2,740)	(16,923)

Equity income adjusted for items in Appendix A	23,298	19,863	27,499	94,233	105,951

(i)

Includes (a) loss on sale of an LPG carrier owned by Teekay LNG’s Exmar LPG BVBA joint venture, (b) Teekay Parent’s share of unrealized foreign exchange loss in Sevan Marine ASA and (c) severance costs in the Gemini Tankers LLC joint venture for the three months ended December 31, 2015. Includes the gain on sale of SPT subsidiaries to Teekay Tankers in the ship-to-ship transfer joint venture for the three months ended September 30, 2015. Includes unrealized foreign exchange losses and restructuring charges in Sevan Marine ASA and cumulative cost pass-through adjustments in Teekay LNG’s Angola LNG project for the year ended December 31, 2015. Includes net gains on sale of vessels in Teekay LNG’s Exmar LPG BVBA joint venture for the year ended December 31, 2014.

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Teekay Corporation

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	221,021	303,889	232,330
Cash and cash equivalents - Teekay LNG	102,481	154,173	159,639
Cash and cash equivalents - Teekay Offshore	258,473	251,058	252,138
Cash and cash equivalents - Teekay Tankers	96,417	80,579	162,797
Other current assets	497,362	466,754	473,872
Restricted cash - Teekay Parent	3,528	30,961	26,594
Restricted cash - Teekay LNG	111,519	70,196	45,997
Restricted cash - Teekay Offshore	60,520	49,350	46,760
Restricted cash - Teekay Tankers	870	915	—
Assets held for sale (1)	55,450	15,092	—
Vessels and equipment - Teekay Parent	748,963	764,135	809,184
Vessels and equipment - Teekay LNG	1,683,292	1,696,281	1,751,583
Vessels and equipment - Teekay Offshore	4,348,535	4,579,915	3,010,689
Vessels and equipment - Teekay Tankers	1,767,925	1,589,297	828,291
Advances on newbuilding contracts and conversion costs	817,878	726,265	1,706,500
Derivative assets	17,924	13,771	14,415
Investment in equity accounted investees	905,159	876,383	873,421
Investment in direct financing leases	684,129	690,437	704,953
Other assets (2)	399,322	399,432	417,290
Intangible assets	111,909	117,474	94,666
Goodwill	168,571	168,571	168,571

Total assets	13,061,248	13,044,928	11,779,690

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	476,490	470,687	480,049
Current portion of long-term debt - Teekay Parent (2)	245,949	342,878	188,003
Current portion of long-term debt - Teekay LNG (2)	198,448	227,052	158,175
Current portion of long-term debt - Teekay Offshore (2)	470,589	453,651	249,671
Current portion of long-term debt - Teekay Tankers (2)	163,776	473,859	41,333
Long-term debt - Teekay Parent (2)	610,449	633,849	1,494,031
Long-term debt - Teekay LNG (2)	1,859,888	1,811,693	1,812,356
Long-term debt - Teekay Offshore (2)	2,893,285	2,864,036	2,158,925
Long-term debt - Teekay Tankers (2)	1,000,829	544,361	613,032
Derivative liabilities	681,623	760,745	626,139
In-process revenue contracts	150,799	157,969	173,412
Other long-term liabilities	352,378	394,961	383,089
Redeemable non-controlling interest	255,671	260,298	12,842
Equity: Non-controlling interests	2,782,049	2,745,323	2,290,305
Shareholders of Teekay	919,025	903,566	1,098,328

Total liabilities and equity	13,061,248	13,044,928	11,779,690

Net Debt - Teekay Parent (3)	631,849	641,877	1,423,110
Net Debt - Teekay LNG (3)	1,844,336	1,814,376	1,764,895
Net Debt - Teekay Offshore (3)	3,044,881	3,017,279	2,109,698
Net Debt - Teekay Tankers (3)	1,067,318	936,726	491,568

(1)

In connection with the expected sale of two conventional tankers by Teekay Offshore, the vessels and related equipment of $50.5 million were classified as held for sale as at December 31, 2015. In connection with the expected sale of an older shuttle tanker by Teekay Offshore, the vessel and related equipment of $5.0 million were classified as held for sale as at December 31, 2015 and September 30, 2015. In connection with the expected sale of a conventional tanker by Teekay Tankers, the vessel and related equipment of $10.1 million were classified as held for sale as at September 30, 2015.

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(2)

Prior period information relating to debt issuance costs has been retrospectively adjusted due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03). As a result of adopting ASU 2015-03, non-current assets, total assets and total liabilities and equity decreased by $91.7 million (December 31, 2015), $92.1 million (September 30, 2015) and $84.5 million (December 31, 2014), current portion of long-term debt decreased by $25.6 million (December 31, 2015), $26.0 million (September 30, 2015) and $21.4 million (December 31, 2014), and long-term debt decreased by $66.1 million (December 31, 2015), $66.0 million (September 30, 2015) and $63.1 million (December 31, 2014).

(3)	Net debt is a non-GAAP measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

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Teekay Corporation

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Year Ended
	December 31, 2015	December 31, 2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	770,328	446,317

FINANCING ACTIVITIES
Net proceeds from long-term debt	2,452,878	3,365,045
Prepayments of long-term debt	(554,831)	(1,331,469)
Scheduled repayments of long-term debt	(1,044,715)	(1,770,437)
(Increase) decrease in restricted cash	(21,005)	380,953
Net proceeds from equity issuances of subsidiaries	575,349	452,061
Equity contribution by joint venture partner	5,500	27,267
Issuance of common stock upon exercise of stock options	1,217	55,165
Distribution from subsidiaries to non-controlling interests	(360,392)	(360,820)
Cash dividends paid	(125,881)	(91,004)
Other	(3,682)	—

Net financing cash flow	924,438	726,761

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,799,601)	(994,931)
Proceeds from sale of vessels and equipment	20,472	180,638
Purchase of SPT	(46,961)	—
Investment in equity accounted investments	(40,595)	(79,602)
Repayments from (advances to) equity accounted investees	53,173	(87,130)
Increase in restricted cash	(34,290)	—
Direct financing lease payments received	20,824	22,856
Investment in CVI Ocean Transportation II Inc.	—	(25,000)
Other	3,700	2,335

Net investing cash flow	(1,823,278)	(980,834)

(Decrease) increase in cash and cash equivalents	(128,512)	192,244
Cash and cash equivalents, beginning of the year	806,904	614,660

Cash and cash equivalents, end of the year	678,392	806,904

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Teekay Corporation

Appendix A – Specific Items Affecting Net Income (Loss)

(in thousands of U.S. dollars, except per share data)

	Three Months Ended December 31, 2015 (unaudited)		Three Months Ended September 30, 2015 (unaudited)		Year Ended December 31, 2015 (unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) – GAAP basis	162,988		(16,616)		405,460
Adjust for: Net (income) loss attributable to non-controlling interests	(124,750)		4,381		(323,309)

Net income (loss) attributable to shareholders of Teekay	38,238	0.53	(12,235)	(0.17)	82,151	1.13

Add (subtract) specific items affecting net income:
Unrealized (gains) losses from derivative instruments (2)	(65,356)	(0.90)	80,311	1.10	(43,166)	(0.59)
Foreign exchange (gains) losses(3)	(7,533)	(0.10)	14,594	0.20	(16,779)	(0.23)
Net loss (gain) on sale of vessels(4)	1,415	0.02	(8,700)	(0.12)	(8,928)	(0.12)
Asset impairments(5)	55,645	0.76	—	—	71,641	0.99
Restructuring charges(6)	1,148	0.02	484	0.01	5,571	0.08
Impact of lease termination (7)	1,450	0.02	—	—	1,450	0.02
Pre-operational costs (8)	2,138	0.03	426	0.01	7,579	0.10
Adjustment to deferred taxes(9)	(18,633)	(0.26)	(5,834)	(0.08)	(24,467)	(0.34)
Other(10)	1,578	0.02	9,876	0.14	15,560	0.21
Non-controlling interests’ share of items above(11)	19,718	0.27	(76,089)	(1.05)	(22,535)	(0.31)

Total adjustments	(8,430)	(0.12)	15,068	0.21	(14,074)	(0.19)

Adjusted net income attributable to shareholders of Teekay	29,808	0.41	2,833	0.04	68,077	0.94

(1)	Basic per share amounts.
(2)

Reflects the unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)

Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) in addition to the unrealized losses (gains) on cross currency swaps used to economically hedge the principal and interest on the NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)

Includes the Company’s share of the loss on sale of an LPG carrier for the three months and year ended December 31, 2015, gain on sale of the SPT subsidiaries to Teekay Tankers in the ship-to-ship transfer joint venture for the three months ended September 30, 2015 and year ended December 31, 2015, and gain on sale of a shuttle tanker for the year ended December 31, 2015.

(5)	Please refer to footnote (1) of the summary consolidated statements of income (loss) about the write-down of vessels for the three months and year ended December 31, 2015.
(6)	Restructuring charges primarily relate to crew redundancy costs.
(7)	Relates to the capital lease termination for RasGas II LNG Carriers for the three months and year ended December 31, 2015.
(8)

Includes costs associated with the delivery deferral of the Stavanger Spirit UMS for the three months and year ended December 31, 2015 and currency forward contracts and interest rate swaps related to projects during their pre-operational phases for the three months ended December 31, 2015, September 30, 2015 and year ended December 31, 2015.

(9)

Adjustment to deferred taxes primarily relates to a decrease in the valuation allowance related to certain Norwegian entities and an increase in deferred income tax asset for one of Teekay Offshore’s Norwegian tax structures for the three months and year ended December 31, 2015 and a net deferred tax recovery related to the acquisition of the Knarr FPSO by Teekay Offshore for the three months ended September 30, 2015 and year ended December 31, 2015.

(10)

Other primarily relates to Teekay Parent’s share of unrealized foreign exchange losses in Sevan Marine ASA and severance costs in the Gemini Tankers LLC joint venture for the three months and year ended December 31, 2015 and realized loss on termination of an interest rate swap for the three months ended September 30, 2015 and year ended December 31, 2015.

(11)

The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. Items affecting net income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount.

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Teekay Corporation

Appendix A – Specific Items Affecting Net Income

(in thousands of U.S. dollars, except per share data)

	Three Months Ended December 31, 2014 (unaudited)		Year Ended December 31, 2014 (unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)

Net income – GAAP basis	2,503		124,002
Adjust for: Net income attributable to non-controlling interests	(16,159)		(178,759)

Net loss attributable to shareholders of Teekay	(13,656)	(0.19)	(54,757)	(0.76)

Add (subtract) specific items affecting net income:
Unrealized losses from derivative instruments (2)	67,167	0.93	99,364	1.38
Foreign exchange losses (gains)(3)	342	—	(17,384)	(0.24)
Net gain on sale of vessels and loan loss recoveries(4)	(2,839)	(0.04)	(32,954)	(0.46)
Asset impairments(5)	—	—	4,759	0.07
Restructuring charges(6)	—	—	2,818	0.04
Formation of TIL(7)	—	—	(10,948)	(0.15)
Loss on bond repurchases	6,839	0.09	7,699	0.11
Impact of lease termination (8)	12,978	0.18	12,978	0.18
Pre-operational costs (9)	2,609	0.04	15,641	0.22
Adjustment to deferred taxes(10)	4,200	0.06	4,200	0.06
Other(11)	7,547	0.10	10,424	0.14
Non-controlling interests’ share of items above(12)	(54,517)	(0.75)	(40,367)	(0.57)

Total adjustments	44,326	0.61	56,230	0.78

Adjusted net income attributable to shareholders of Teekay	30,670	0.42	1,473	0.02

(1)	Basic per share amounts.
(2)

Reflects the unrealized losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures.

(3)

Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) in addition to the unrealized losses (gains) on cross currency swaps used to economically hedge the principal and interest on the NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)

Includes the gain on sale of a shuttle tanker to Teekay Offshore’s 50/50 joint venture with Odebrecht, the Company’s share of the gain on sale of vessels in the Exmar LPG BVBA joint venture, a net gain on the sale of an office building, a net gain on the sale of six vessels to TIL, and the recovery of FPSO FEED study costs previously provided for the year ended December 31, 2014.

(5)	Includes the impairment of a shuttle tanker for the year ended December 31, 2014.
(6)	Restructuring charges primarily relate to crew redundancy costs.
(7)

Relates to the unrealized gain on the TIL stock purchase warrants issued to the Company and Teekay Tankers in connection with TIL’s formation and initial funding and a dilution gain on share issuance by TIL.

(8)	Relates to the capital lease terminations for the RasGas II LNG Carriers for the year ended December 31, 2014.
(9)	Includes realized losses on interest rate swaps and income taxes related to the Knarr FPSO during its pre-operational phase for the year ended December 31, 2014.
(10)	Adjustment to deferred taxes relates to an increase in the valuation allowance in relation the Banff FPSO for the year ended December 31, 2014.
(11)

Other primarily relates to a permanent impairment charge on marketable securities, Norwegian pension termination costs and the write-off of mobilization costs relating to the HiLoad DP unit for the year ended December 31, 2014.

(12)

The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. Items affecting net income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount.

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Teekay Corporation

Appendix B - Supplemental Financial Information

Summary Statement of Income for the Three Months Ended December 31, 2015

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers(1)	Teekay Parent	Consolidation Adjustments(2)	Total

Revenues	339,142	103,642	167,506	114,540	(24,724)	700,106

Voyage expenses	(26,607)	(215)	(9,599)	(904)	1,033	(36,292)
Vessel operating expenses	(108,920)	(24,046)	(48,559)	(63,285)	—	(244,810)
Time-charter hire expense	(15,112)	—	(23,403)	(27,470)	25,718	(40,267)
Depreciation and amortization	(71,974)	(23,002)	(25,131)	(18,368)	690	(137,785)
General and administrative expenses	(14,190)	(5,666)	(6,217)	(6,836)	431	(32,478)
Asset impairments	(55,645)	—	—	—	—	(55,645)
Gain (loss) on sale of vessels and equipment	—	—	771	(948)	—	(177)
Restructuring charges	(276)	(491)	—	(872)	—	(1,639)

Income (loss) from vessel operations	46,418	50,222	55,368	(4,143)	3,148	151,013

Interest expense	(33,013)	(10,827)	(7,644)	(16,885)	2,084	(66,285)
Interest income	203	539	39	2,386	(2,069)	1,098
Realized and unrealized gains on derivative instruments	16,478	9,957	497	169	—	27,101
Equity income	913	23,588	5,480	331	(3,086)	27,226
Equity in earnings of subsidiaries (3)	—	—	—	51,552	(51,552)	—
Income tax recovery (expense)	15,703	(2,431)	(1,653)	7,355	—	18,974
Foreign exchange (loss) gain	(827)	5,712	405	(3,146)	(27)	2,117
Other - net	825	355	(5)	619	(50)	1,744

Net income	46,700	77,115	52,487	38,238	(51,552)	162,988
Less: Net income attributable to non-controlling interests (4)	(2,829)	(4,891)	—	—	(117,030)	(124,750)

Net income attributable to shareholders/unitholders of publicly-listed entities	43,871	72,224	52,487	38,238	(168,582)	38,238

(1)	Financial information for Teekay Tankers includes operations of the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.
(2)

Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent and results from Tanker Operations.

(3)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(4)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

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Teekay Corporation

Appendix B - Supplemental Financial Information

Summary Statement of Income for the Year Ended December 31, 2015

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers(1)	Teekay Parent	Consolidation Adjustments(2)	Total

Revenues	1,229,413	397,991	504,347	419,166	(100,535)	2,450,382

Voyage expenses	(98,006)	(1,146)	(19,566)	(1,607)	4,538	(115,787)
Vessel operating expenses	(378,480)	(94,101)	(130,775)	(240,683)	—	(844,039)
Time-charter hire expense	(51,750)	—	(77,799)	(113,417)	104,418	(138,548)
Depreciation and amortization	(274,599)	(92,253)	(71,429)	(71,909)	690	(509,500)
General and administrative expenses	(72,613)	(25,118)	(16,694)	(18,176)	(583)	(133,184)
Asset impairments	(71,641)	—	—	—	—	(71,641)
Gain (loss) on sale of vessels and equipment	1,643	—	771	(948)	—	1,466
Restructuring charges	(568)	(4,001)	(4,772)	(2,654)	(2,022)	(14,017)

Income (loss) from vessel operations	283,399	181,372	184,083	(30,228)	6,506	625,132

Interest expense	(122,838)	(43,259)	(16,987)	(64,492)	5,107	(242,469)
Interest income	633	2,501	106	7,840	(5,092)	5,988
Realized and unrealized losses on derivative instruments	(73,704)	(20,022)	(1,598)	(6,876)	—	(102,200)
Equity income	7,672	84,171	14,411	3,415	(6,798)	102,871
Equity in earnings of subsidiaries (3)	—	—	—	171,333	(171,333)	—
Income tax recovery (expense)	21,357	(2,722)	(3,336)	1,468	—	16,767
Foreign exchange (loss) gain	(17,467)	13,943	253	754	322	(2,195)
Other - net	1,091	1,526	(5)	(1,063)	17	1,566

Net income	100,143	217,510	176,927	82,151	(171,271)	405,460
Less: Net income attributable to non-controlling interests (4)	(13,911)	(16,627)	—	—	(292,771)	(323,309)

Net income attributable to shareholders/unitholders of publicly-listed entities	86,232	200,883	176,927	82,151	(464,042)	82,151

(1)	Financial information for Teekay Tankers includes operations of the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.
(2)

Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent and results from Tanker Operations.

(3)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(4)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

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Teekay Corporation

Appendix C – Supplemental Financial Information

Teekay Parent Summary Operating Results

For the Three Months Ended December 31, 2015

(in thousands of U.S. dollars)

(unaudited)

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other (1)	Corporate G&A	Teekay Parent Total

Revenues	3,494	11,161	80,947	18,938	—	114,540

Voyage expenses	(118)	(282)	115	(619)	—	(904)
Vessel operating expenses	(862)	(2,824)	(50,300)	(9,299)	—	(63,285)
Time-charter hire expense	—	(8,192)	(8,440)	(10,838)	—	(27,470)
Depreciation and amortization	(713)	—	(17,768)	113	—	(18,368)
General and administrative expenses	(96)	(424)	(3,677)	1,535	(4,174)	(6,836)
Loss on sale of vessels and equipment	—	—	(948)	—	—	(948)
Restructuring charges	—	—	—	(872)	—	(872)

Income (loss) from vessel operations	1,705	(561)	(71)	(1,042)	(4,174)	(4,143)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	1,705	(561)	(71)	(1,042)	(4,174)	(4,143)
Depreciation and amortization	713	—	17,768	(113)	—	18,368
Loss on sale of vessels and equipment	—	—	948	—	—	948
Amortization of in-process revenue contracts and other	—	—	(1,483)	3,186	—	1,703
Realized losses from the settlements of non-designated derivative instruments	—	—	(1,789)	—	—	(1,789)

CFVO - Consolidated(2)	2,418	(561)	15,373	2,031	(4,174)	15,087
CFVO - Equity Investments(3)	3,307	—	(779)	1,378	—	3,906

CFVO - Total	5,725	(561)	14,594	3,409	(4,174)	18,993

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.
(2)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended December 31, 2015, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $13.0 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Teekay Parent’s free cash flow summary on Page 8 of this release for further details.

(3)	Please see Appendix D to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Consolidated

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31, 2015	September 30, 2015	December 31, 2014
Income from vessel operations	151,013	161,177	147,454
Depreciation and amortization	137,785	130,812	109,238
Amortization of in process revenue contracts and other	(6,488)	(6,777)	(9,561)
Realized losses from the settlements of non-designated derivative instruments	(5,295)	(5,824)	(2,828)
Loss (gain) on sale of vessels and equipment	177	—	(2,839)
Asset impairments	55,645	—	—
Cash flow from time-charter contracts (1), net of revenue accounted for as direct finance leases	6,586	6,620	5,675

CFVO - Consolidated	339,423	286,008	247,139
CFVO - Equity Investments (see Appendix D)	61,973	55,334	61,089

CFVO - Total	401,396	341,342	308,228

	Year Ended
	December 31, 2015	December 31, 2014
Income from vessel operations	625,132	427,159
Depreciation and amortization	509,500	422,904
Amortization of in process revenue contracts and other	(33,226)	(43,289)
Realized losses from the settlements of non-designated derivative instruments	(20,008)	(4,437)
Asset impairments	71,641	4,759
Gain on sale of vessels and equipment	(1,466)	(13,509)
Loan loss recoveries	—	(2,521)
Cash flow from time-charter contracts (1), net of revenue accounted for as direct finance leases	24,429	19,636

CFVO - Consolidated	1,176,002	810,702
CFVO - Equity Investments (see Appendix D)	239,792	238,500

CFVO - Total	1,415,794	1,049,202

(1)

Teekay LNG’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ended September 30, 2014. The cash impact of the change in hire rates is not fully reflected in Teekay LNG’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Equity Accounted Vessels

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31, 2015		September 30, 2015		December 31, 2014
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)	At 100%	Company’s Portion(3)

Revenues	270,717	105,188	244,551	98,043	277,894	120,796
Vessel and other operating expenses	(108,285)	(41,579)	(108,402)	(42,720)	(138,084)	(59,493)
Depreciation and amortization	(48,511)	(20,547)	(38,840)	(16,378)	(33,638)	(14,815)
(Loss) gain on sale of vessels	(2,455)	(1,228)	16,822	8,410	—	—

Income from vessel operations of equity accounted vessels	111,466	41,834	114,131	47,355	106,172	46,488
Interest expense	(29,199)	(11,932)	(30,715)	(12,539)	(25,280)	(10,806)
Realized and unrealized gain (loss) on derivative instruments	3,329	597	(43,485)	(17,874)	(21,195)	(7,497)
Other - net	(394)	(243)	(173)	86	(7,543)	(3,112)

Net income of equity accounted vessels	85,202	30,256	39,758	17,028	52,154	25,073
Pro forma equity loss from Tanker Operations	—	(3,030)	—	(2,033)	—	344

Equity income of equity accounted vessels	85,202	27,226	39,758	14,995	52,154	25,417

Income from vessel operations of equity accounted vessels	111,466	41,834	114,131	47,355	106,172	46,488
Depreciation and amortization	48,511	20,547	38,840	16,378	33,638	14,815
Loss (gain) on sale of vessels	2,455	1,228	(16,822)	(8,410)	—	—
Cash flow from time-charter contracts, net of revenue accounted for as direct finance lease	8,631	3,135	8,551	3,102	7,937	2,884
Amortization of in-process revenue contracts and other	(3,176)	(1,623)	(3,176)	(1,623)	(4,047)	(2,058)

Cash flow from vessel operations of equity accounted vessels(4)	167,887	65,121	141,524	56,802	143,700	62,129
Pro forma CFVO from Tanker Operations(5)	—	(3,148)	—	(1,468)	—	(1,040)

Cash flow from vessel operations of equity accounted vessels(4)	167,887	61,973	141,524	55,334	143,700	61,089

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 18 percent to 52 percent.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent.
(3)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.
(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.
(5)

Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations as Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Equity Accounted Vessels

(in thousands of U.S. dollars)

(unaudited)

	Year Ended
	December 31, 2015		December 31, 2014
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)

Revenues	1,039,015	419,335	1,064,890	473,150
Vessel and other operating expenses	(436,741)	(178,266)	(540,523)	(234,886)
Depreciation and amortization	(160,207)	(69,103)	(132,785)	(61,361)
Gain on sale of vessels	14,367	7,182	33,846	16,923

Income from vessel operations of equity accounted vessels	456,434	179,148	425,428	193,826
Interest expense	(115,777)	(47,799)	(96,953)	(42,672)
Realized and unrealized loss on derivative instruments	(37,443)	(14,790)	(59,839)	(21,200)
Dilution gain on share issuance by TIL	—	—	—	4,108
Other - net	(13,513)	(5,863)	(11,044)	(4,636)

Net income of equity accounted vessels	289,701	110,696	257,592	129,426
Pro forma equity loss from Tanker Operations	—	(7,825)	—	(1,312)

Equity income of equity accounted vessels	289,701	102,871	257,592	128,114

Income from vessel operations of equity accounted vessels	456,434	179,148	425,428	193,825
Depreciation and amortization	160,207	69,103	132,785	61,361
Gain on sale of vessels	(14,367)	(7,182)	(33,846)	(16,923)
Cash flow from time-charter contracts, net of revenue accounted for as direct finance lease	34,062	12,381	30,616	11,102
Amortization of in-process revenue contracts and other	(14,030)	(7,153)	(16,321)	(8,295)

Cash flow from vessel operations of equity accounted vessels(3)	622,306	246,297	538,662	241,070
Pro forma CFVO from Tanker Operations(4)	—	(6,505)	—	(2,570)

Cash flow from vessel operations of equity accounted vessels(3)	622,306	239,792	538,662	238,500

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent during the year.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.
(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.
(4)

Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations as Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Teekay Parent

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended September 30, 2015
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from vessel operations	1,709	(1,385)	(18,012)	22,567	(3,628)	1,251
Depreciation and amortization	713	—	17,610	(210)	—	18,113
Amortization of in-process revenue contracts and other	—	—	(1,483)	(326)	—	(1,809)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(2,186)	—	—	(2,186)

Cash flow from vessel operations - Teekay Parent	2,422	(1,385)	(4,071)	22,031	(3,628)	15,369

	Three Months Ended June 30, 2015
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from
vessel operations	3,915	(1,501)	8,677	1,480	(4,139)	8,432
Depreciation and amortization	713	—	35,298	(112)	—	35,899
Amortization of in-process revenue contracts and other	—	—	(10,619)	—	—	(10,619)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(1,658)	—	—	(1,658)

Cash flow from vessel operations - Teekay Parent	4,628	(1,501)	31,698	1,368	(4,139)	32,054

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	Three Months Ended March 31, 2015
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from vessel operations	3,578	(2,476)	(8,139)	937	(6,889)	(12,989)
Depreciation and amortization	713	—	21,259	(113)	—	21,859
Amortization of in-process revenue contracts and other	—	—	(3,457)	570	—	(2,887)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(2,176)	—	—	(2,176)

Cash flow from vessel operations - Teekay Parent	4,291	(2,476)	(7,487)	1,394	(6,889)	3,807

	Three Months Ended December 31, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from vessel operations	836	(5,067)	4,381	7,272	(3,767)	3,655
Depreciation and amortization	713	—	20,854	(113)	—	21,454
Loss on sale of vessels and equipment	—	—	282	—	—	282
Amortization of in-process revenue contracts and other	—	—	(5,943)	—	—	(5,943)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(1,497)	—	—	(1,497)

Cash flow from vessel operations - Teekay Parent	1,549	(5,067)	18,077	7,159	(3,767)	17,951

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	Three Months Ended September 30, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent (loss) income from
vessel operations	(447)	(4,441)	(23,208)	12,083	(4,068)	(20,081)
Depreciation and amortization	713	—	21,145	(542)	—	21,316
Gain on sale of vessels and equipment	—	—	(1,217)	(7,285)	—	(8,502)
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized gains (losses) from the settlements of non-designated foreign currency derivative instruments	11	—	(167)	—	—	(156)

Cash flow from vessel operations - Teekay Parent	277	(4,441)	(10,027)	4,256	(4,068)	(14,003)

	Three Months Ended June 30, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent (loss) income from
vessel operations	(161)	(4,818)	(34,843)	9,810	(3,362)	(33,374)
Depreciation and amortization	710	—	18,296	(62)	—	18,944
Loan loss recoveries	—	—	(2,521)	—	—	(2,521)
Loss on sale of vessels and equipment	340	—	—	—	—	340
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign currency derivative instruments	(34)	—	(52)	—	—	(86)

Cash flow from vessel operations - Teekay Parent	855	(4,818)	(25,700)	9,748	(3,362)	(23,277)

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	Three Months Ended March 31, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from vessel operations	4,510	(2,819)	(25,135)	12,465	(5,658)	(16,638)
Depreciation and amortization	80	—	18,335	(57)	—	18,358
Loss on sale of vessels and equipment	162	—	—	—	—	162
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign currency derivative instruments	(262)	—	(526)	—	—	(788)

Cash flow from vessel operations - Teekay Parent	4,490	(2,819)	(13,906)	12,408	(5,658)	(5,486)

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Net Interest Expense – Teekay Parent

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Interest expense	(66,285)	(62,450)	(62,388)	(51,346)
Interest income	1,098	2,161	1,199	1,530

Interest expense net of interest income - consolidated	(65,187)	(60,289)	(61,189)	(49,816)
Less:
Non-Teekay Parent interest expense net of interest income	(50,688)	(47,925)	(38,215)	(34,753)

Interest expense net of interest income - Teekay Parent	(14,499)	(12,364)	(22,974)	(15,063)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(1,209)	(1,292)	(5,661)	(2,471)

Net interest expense - Teekay Parent	(15,708)	(13,656)	(28,635)	(17,534)

	Three Months Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Interest expense	(57,334)	(52,206)	(49,656)	(49,333)
Interest income	1,465	2,786	793	1,783

Interest expense net of interest income - consolidated	(55,869)	(49,420)	(48,863)	(47,550)
Less:
Non-Teekay Parent interest expense net of interest income	(42,279)	(37,944)	(38,088)	(35,135)

Interest expense net of interest income - Teekay Parent	(13,590)	(11,476)	(10,775)	(12,415)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(1,466)	(1,524)	(4,240)	(3,736)

Net interest expense - Teekay Parent	(15,056)	(13,000)	(15,015)	(16,151)

(1)

Realized losses on interest rate swaps exclude realized losses of $3.3 million, $5.3 million and $4.1 million for the three months ended March 31, 2015, December 31, 2014 and September 30, 2014, respectively, on the interest rate swap related to the debt facility secured by the Knarr FPSO and exclude a realized gain on the termination of a swap agreement of $1.0 million for the three months ended March 31, 2014.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: Teekay Offshore’s and Teekay LNG’s use of internally generated cash flow to contribute to the funding of growth projects, including the impact on their future available distributable cash flow per unit; the potential for future dividend and distribution changes by Teekay Parent or any of the Daughter Entities; the impact of growth projects on Teekay Group’s future cash flows; future tanker market fundamentals; the Teekay Group’s focus on project execution, driving operating efficiencies, securing required financings for Teekay Offshore and Teekay LNG, and redeploying its existing assets rather than on new growth projects; the pending sale of Teekay Offshore’s two conventional tankers, including the impact on future liquidity; the expected redelivery date and potential redeployment of the Varg FPSO; the timing of newbuilding deliveries and the Bahrain project start-up and timing of commencement of related contracts; the capacity, total cost and financing for the Bahrain project; the outcome of Teekay LNG’s dispute over the Magellan Spirit charter contract termination; the expected annual CFVO and distributable cash flow from Teekay LNG’s two MEGI LNG carriers for Cheniere Energy; any recovery of deferred charter amounts relating to Teekay LNG’s two 52 percent owned LNG carriers on charter to the Yemen LNG project, and any recommencement of such project; Teekay Tankers’ future dividend payout ratio; and the impact on Teekay Tankers’ debt maturity profile and financial flexibility as a result of the new $900 million long-term debt facility . The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; potential delays in the sale of Teekay Offshore’s two conventional tankers; failure by Teekay Offshore to secure a contract for the Varg FPSO; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; factors affecting the outcome of Teekay LNG’s dispute over the Magellan Spirit; factors affecting the resumption of the LNG plant in Yemen; the inability of Teekay LNG to collect the deferred charter payments from the Yemen LNG project; the Company and its publicly-traded subsidiaries’ ability to raise adequate financing for existing growth projects, to refinance future debt maturities and for other financing requirements; the amount of future cash distributions by the Company’s Daughter Entities to the Company, including any failure of the respective Board of Directors of the general partners of Teekay Offshore and Teekay LNG to approve future cash distribution increases; failure by the Company’s Board of Directors to approve future dividend increases; Teekay Tankers actual dividend payout ratio determined by its Board of Directors; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014 and Form 6-K for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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